August 31, 2023

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephany Yang
Melissa Gilmore

Re:	HASBRO, INC.
Form 10-K for the Fiscal Year Ended December 25, 2022
Form 10-Q for the Quarter Ended July 2, 2023
Response Dated July 26, 2023
File No. 001-06682

Dear Ms. Yang and Ms. Gilmore:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 21, 2023 responding to our comment response letter dated July 26, 2023.

For your convenience, we have set forth the original comment from your letter in bold and italicized typeface to which we are responding.

Form 10-Q for the Period Ended July 2, 2023

13. Segment Reporting

1.Staff Comment: We note your response to comment 2 and revised reconciliation of operating profit (loss) to earnings (loss) before income taxes in Note 13 of the Form 10-Q for the quarter ended July 2, 2023. Please revise your reconciliation to present the total of the reportable segments' operating profit (loss) excluding Corporate and Other in future filings. Refer to ASC 280-10-50-30b) and ASC 280-10-55-49.

Company Response:
We acknowledge the Staff’s comment and will revise the disclosure in future filings.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,
/s/ Gina Goetter

Gina Goetter
Executive Vice President and Chief Financial Officer